United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Caesarstone Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M 20598 104

(CUSIP Number)

Mr. Dori Brown

4 Berkowitz Street

Museum Tower, 11th Floor

Tel Aviv, Israel 64238

972 3 609 3525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 20598 104	13D	Page 1 of 7 Pages

1	Names of Reporting Persons Tene Growth Capital III (G.P.) Company Ltd.
2	Check the Appropriate Box if a member of a group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,440,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,440,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type of Reporting Person CO

CUSIP No. M 20598 104	13D	Page 2 of 7 Pages

1	Names of Reporting Persons Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership
2	Check the Appropriate Box if a member of a group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,440,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,440,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type of Reporting Person PN

CUSIP No. M 20598 104	13D	Page 3 of 7 Pages

1	Names of Reporting Persons Tene Investments in Projects 2016 Limited Partnership
2	Check the Appropriate Box if a member of a group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,440,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,440,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type of Reporting Person PN

CUSIP No. M 20598 104	13D	Page 4 of 7 Pages

1	Names of Reporting Persons Dr. Ariel Halperin
2	Check the Appropriate Box if a member of a group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,440,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,440,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type of Reporting Person IN

CUSIP No. M 20598 104	13D	Page 5 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed by Tene Growth Capital III (G.P.) Company Ltd.; Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership; Tene Investments in Projects 2016 Limited Partnership; and Dr. Ariel Halperin (each a “Reporting Person” and, collectively, the “Reporting Persons”), with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2016 (the “Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information at the end thereof:

On October 13, 2016, the Israeli Antitrust Commissioner approved the transactions previously described in the Schedule 13D, including the entry into the Shareholders’ Agreement. Following the Israeli Antitrust Commissioner approval, pursuant to the Term Sheet, and as previously disclosed, the Record Holder will share the power to vote all of the Ordinary Shares held by it and by Sdot Yam.

Other than as described above and as previously described in the Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 35,190,255 Ordinary Shares outstanding as of February 24, 2016.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tene Growth Capital III (G.P.) Company Ltd.	11,440,000	32.5%	0	11,440,000	0	3,000,000
Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership	11,440,000	32.5%	0	11,440,000	0	3,000,000
Tene Investments in Projects 2016 Limited Partnership	11,440,000	32.5%	0	11,440,000	0	3,000,000
Dr. Ariel Halperin	11,440,000	32.5%	0	11,440,000	0	3,000,000

CUSIP No. M 20598 104	13D	Page 6 of 7 Pages

The Record Holder holds 1,000,000 Ordinary shares of record and, pursuant to the Call Option, has the right to acquire an additional 2,000,000 Ordinary Shares. Pursuant to the Shareholders’ Agreement, the Record Holder also shares the right to direct the voting of 10,440,000 Ordinary Shares beneficially owned by Sdot Yam.

Dr. Halperin is the sole director of Tene III and the major shareholder of Tene III and Tene III Projects. Tene III is the general partner of Tene III Projects, which is the general partner of the Record Holder. As such, each of them may be deemed to share beneficial ownership of the Ordinary Shares held of record by the Record Holder. Each such entity or person disclaims any such beneficial ownership.

(c)    Item 4 above summarizes certain provisions of the Term Sheet and is incorporated herein by reference. Except as described above pursuant to the Term Sheet, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Ordinary Shares.

(d)    None.

(e)    Not Applicable.

CUSIP No. M 20598 104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2016

Tene Growth Capital III (G.P.) Company Ltd.

By:/s/ Ariel Halperin
By:/s/ Dori Brown

Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:/s/ Ariel Halperin
By:/s/ Dori Brown

Tene Investments in Projects 2016 Limited Partnership, by its general partner, Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:/s/ Ariel Halperin
By:/s/ Dori Brown

Dr. Ariel Halperin

By:/s/ Ariel Halperin